UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 19, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE DEVELOPMENT EREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.          Other Events

Asset Acquisition

Controlled Subsidiary Investment – Hampton Station Holdings, LLC

On November 19, 2021, we directly acquired ownership of a “majority-owned subsidiary”, Hampton Station Holdings, LLC (the “Hampton Station Controlled Subsidiary”), located in Greenville, South Carolina off Hampton Ave Ext and Saint Clair St, for an initial contribution of approximately $1,891,000, which is the initial stated value of our equity interest in the Hampton Station Controlled Subsidiary. We anticipate funding approximately $13,165,000 through future capital calls, bringing our total investment in the Hampton Station Controlled Subsidiary to approximately $15,056,000 (the “Development eREIT Hampton Station Investment”). Fundrise East Coast Opportunistic REIT, LLC has been a member of the Hampton Station Controlled Subsidiary since August 2019, as more fully described in the following paragraph. Concurrent with our initial contribution, the Operating Agreement of the Hampton Station Controlled Subsidiary was amended and restated.

On August 16, 2019, Fundrise East Coast Opportunistic REIT, LLC directly acquired ownership of the Hampton Station Controlled Subsidiary, for an initial contribution of $4,990,000, which was the initial stated value of Fundrise East Coast Opportunistic REIT, LLC’s equity interest in the Hampton Station Controlled Subsidiary (the “East Coast eREIT Hampton Station Investment”). The Hampton Station Controlled Subsidiary used the proceeds to close on the acquisition of two properties (the “Hampton Station Holdings Properties”): a multi-tenant building containing approximately 78,000 square feet of net rentable area on an approximately 9-acre site in and an approximately 15-acre site intended for future development of approximately 233 apartment units.

The Hampton Station Controlled Subsidiary is managed by Urban Realty Partners (“URP”), which owns and operates over 100,000 square feet of commercial real estate within the Atlanta MSA estimated at a value over $50M.

Pursuant to the agreements governing the Hampton Station Holdings Controlled Subsidiary, our consent is required for all major decisions regarding the Hampton Station Holdings Property. In addition, an affiliate of our sponsor earned an origination fee of 2.0% of the Development eREIT Hampton Station Investment.

Concurrently with the amendment and restatement of the Operating Agreement, the Hampton Station Controlled Subsidiary closed on a $26,200,000 Construction Loan (57% Loan-to-Cost) funded by Atlantic Capital Bank.  The Hampton Station Controlled Subsidiary intends to move forward with the development of Multifamily Property Phase I: a 233-unit mid-rise apartment complex. In total, the Hampton Station Controlled Subsidiary intends to spend approximately $36,700,000 in hard costs and approximately $8,250,000 in soft costs to complete the multifamily development. The remaining equity contributions to the Hampton Station Holdings Controlled Subsidiary will be contributed 95% us and Fundrise East Coast Opportunistic REIT, LLC and 5% by URP and its affiliates.

As the Development eREIT Hampton Station Investment recapitalized an existing controlled subsidiary investment of Fundrise East Coast Opportunistic REIT, LLC, the Independent Representative reviewed and approved of the transaction prior to its consummation.

The following table contains underwriting assumptions for the Hampton Station Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hampton Station Holdings Property	10.0% (retail) 5.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	5

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Development eREIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at sec.report. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE DEVELOPMENT EREIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   November 29, 2021